SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                     -------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 5)1


                              MICROSEMI CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.20 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    595137100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 August 9, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)


----------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

--------------------------                       ------------------------------
CUSIP No. 595137100                13G                Page  2  of  6  Pages
--------------------------                       ------------------------------

--------------------------------------------------------------------------------
1            NAME OF REPORTING PERSON
             SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             NORMAN J. WECHSLER
--------------------------------------------------------------------------------
2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)|_|
                                                                         (b)|_|
--------------------------------------------------------------------------------
3            SEC USE ONLY


--------------------------------------------------------------------------------
4            CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
--------------------------------------------------------------------------------
    NUMBER OF SHARES         5      SOLE VOTING POWER
      BENEFICIALLY                  1,336,879
        OWNED BY
          EACH
         PERSON
       REPORTING
          WITH
                             ------ --------------------------------------------
                             6      SHARED VOTING POWER
                                    10,570
                             ------ --------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                    1,336,879
                             ------ --------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                   10,570

--------------------------------------------------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,347,449
--------------------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.8%
--------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------
           *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 6 Pages


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                                  SCHEDULE 13G

Item 1(a).    Name of Issuer:

                      MICROSEMI CORPORATION

Item 1(b).    Address of Issuer's Principal Executive Offices:

                      2830 S. Fairview Street
                      Santa Ana, CA 92704

Item 2(a).    Name of Person Filing:

                      This Schedule 13G is filed on behalf of
                      Norman J.  Wechsler (the "Reporting Person").

Item 2(b).    Address of Principal Business Office or, If None,
              Residence:

                      Suite 310
                      105 South Bedford Road,
                      Mount Kisco, New York  10549

Item 2(c).    Citizenship:

                      The Reporting Person is a United States citizen.

Item 2(d).    Title of Class of Securities:

                      Common Stock, par value $.20 per share.

Item 2(e).    CUSIP Number:

                      595137100

Item 3.                        Type of Reporting Person:

                      Not applicable


                                Page 3 of 6 Pages


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Item 4. Ownership:

     (a)  Amount Beneficially Owned:

          As of August 9, 2000, the Reporting Person beneficially owned 1,347,449 shares of Common Stock, which amount includes (i) 1,091,879 shares of Common Stock owned by Wechsler & Co., Inc., a broker/dealer registered under Section 15 of the Act, of which Norman J. Wechsler is the majority shareholder, Chairman of the Board and President; (ii) 1,500 shares of Common Stock owned by a trust for the benefit of Mr. Wechsler's minor son, David J. Wechsler, of which Norman J. Wechsler and his spouse, Sharon C. Wechsler, are co-trustees (the "Trust"); and
          (iii) 9,070 shares of Common Stock beneficially owned by the Wechsler & Co., Inc. Profit Sharing Trust (the "Profit Sharing Trust").

          Filing of this statement by the Reporting Person shall not be deemed an admission that he beneficially owns the securities attributed to the Trust. The Reporting Person expressly disclaims beneficial ownership of all securities held by the Trust.

     (b)  Percentage of Class:

          9.8% beneficially owned by the Reporting Person

     (c)  Number of Shares as to Which Such Person Has:

          (i)  sole power to vote or direct the vote:

               1,336,879 shares of Common Stock.

                                Page 4 of 6 Pages

          (ii) shared power to vote or direct the vote:

               10,570 shares of Common Stock, of which 1,500 shares are beneficially owned by the Trust, and 9,070 shares are beneficially owned by the Profit Sharing Trust.

          (iii) sole power to dispose or direct the disposition of:

               1,336,879 shares of Common Stock.

          (iv) shared power to dispose or direct the disposition of:

               10,570 shares of Common Stock, of which 1,500 shares are beneficially owned by the Trust, and 9,070 shares are beneficially owned by the Profit Sharing Trust.

Items 5-9. Not applicable.


                                Page 5 of 6 Pages

Item 10.                       Certification:

     By signing below, the Reporting Person certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the Issuer of such securities, and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





                                    SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 2, 2001


                                                         /s/ Norman J. Wechsler
                                                         ----------------------
                                                         Norman J. Wechsler


                                Page 6 of 6 Pages